Exhibit 99.1

21 March 2016

Dear Shareholder,

Notification to shareholders regarding parent company financial statements:

Adoption of Financial Reporting Standard (‘FRS’) 101 – Reduced Disclosure Framework

The financial statements for the year ended 31 January 2015 of the individual entity, Summit Therapeutics plc (the ‘Company’), as set out on pages 52 to 56 of the 2014/15 Annual Report and Accounts, were prepared in accordance with UK Generally Accepted Accounting Practice (‘UK GAAP’).

A new UK GAAP accounting framework introduced by the Financial Reporting Council (‘FRC’) became mandatorily effective for the financial statements of UK companies in 2015. Under this new framework, the Company is required to prepare its parent company financial statements for its financial year ended 31 January 2016 on one of the new bases permitted by the FRC.

The Company therefore proposes to adopt FRS 101 ‘Reduced Disclosure Framework,’ based on International Financial Reporting Standards (‘IFRS’) as endorsed by the European Union and as issued by the International Accounting Standards Board (‘IASB’). As a result of utilising possible disclosure exemptions permitted under FRS 101, disclosures are expected to be the same as, or follow closely, those reported under current UK GAAP.

The Company’s decision to adopt FRS 101 does not require shareholder approval. However, due to the election to take advantage of the possible disclosure exemptions permitted under FRS 101, the Company is required to notify all shareholders of this election and any shareholder or shareholders holding in aggregate 5% or more of the total allotted shares in the Company may object. Objections must be served in writing and delivered to Melissa Strange, the Company Secretary, at the Company’s registered office (85b Park Drive, Milton Park, Abingdon, OX14 4RY) not later than 4 April 2016.

This notification will apply on an ongoing basis until such time as the Company notifies its shareholders of any change to its chosen accounting framework for the parent company financial statements.

The consolidated financial statements of the Group will continue to be prepared in accordance with IFRS as endorsed by the European Union and as issued by the IASB, and are unaffected by this new accounting framework.

For further information, please contact Summit Therapeutics plc (+44 (0)1235 443939).

Yours sincerely,

Melissa Strange, FCCA Company Secretary

Summit Therapeutics plc

85b Park Drive

Milton Park

Abingdon

Oxfordshire

OX14 4RY

United Kingdom

T: +44 (0)1235 443 939

F: +44 (0)1235 443 999

E: info@summitplc.com

www.summitplc.com

Country of registration: England and Wales

Registered address: As above

Registered number: 05197494

VAT number: 876331407